[Mediware Letterhead]

August 17, 2010

United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Attention:  Mark P. Shuman and Stephani Bouvet

Re:	Mediware Information Systems, Inc.
Form 10-K for Fiscal Year Ended June 30, 2009
Filed September 9, 2010
Form 10-K/A for Fiscal Year Ended June 30, 2009 Filed November 3, 2010
Forms 10-Q for Fiscal Quarters Ended September 30, 2009, December 31, 2009, and March 31, 2010
File No. 001-1076

Ladies and Gentlemen:

Mediware Information Systems, Inc. (“Mediware” or the “Company”) is hereby responding to your letter dated July 27, 2010.  Thank you for your comments relating to the above-referenced filings.  Set forth below are the comments contained in the Staff’s letter immediately followed by the response of Mediware with respect thereto.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Compensation Elements

1.
While you state that your compensation committee does not specifically benchmark nor has it identified a specific peer group by which to gauge the appropriateness of the company’s executive compensation programs, please note that where comparative compensation information is used, even in part, to determine compensation, and where the compensation committee retains discretion on how to use that information, disclosure of the nature and extent of that discretion and whether or how you exercised that discretion is generally useful to investors.  Refer to Question 118.05 of our Compliance and Disclosure Interpretations available on our website.  Given that your disclosure states that your aggregate compensation packages are competitive with employers with whom you compete and that the members of the committee referred to and relied upon publicly available sources of information as well as their individual business experiences, in your response letter and with a view towards disclosure, please identify the companies whose compensation practices were considered in assessing and assuring the “competitiveness” of your compensatory practices.  In any future CD&A that you provide on an elective basis, please consider discussing the elements of compensation and the sources of information consulted.

In the CD&A, we utilized the term “competitive” or derivatives thereof to indicate that our Compensation Committee determined that total compensation or an element thereof satisfies a primary goal of our compensation program.  The goal (identified on page 6) is to attract and retain those individuals that we believe are important to the growth and stability of the Company.  Our Compensation Committee came to these conclusions without identifying a peer group or creating the comparative framework suggested in the comment above.  The Compensation Committee was able to make these conclusions based upon the backgrounds of its members and their experience with the subject matter of the Compensation Committee.

As disclosed in our most recent proxy statement (pages 4 and 20-22), our Compensation Committee members bring substantial, relevant individual experience to Mediware.  For example, one member, Mr. Greco, was previously a managing director at Stern Stewart & Co. where he specialized in performance measurement and management, incentive compensation research and analysis.  Another member, Mr. Coelho, is and has served as an officer and director of public companies and has over thirty years experience with high technology and medical device companies.  Mr. Clark has served on our Board of Directors for more than 25 years and on our Compensation Committee for more than 10 years.  Mr. Sanville has also served on our Compensation Committee for many years and brings over 35 years of experience auditing financial reporting of compensation and management advisory (including compensation design) services. Our Compensation Committee members educate themselves individually on matters they believe are relevant to the business of Mediware, including current compensation practices.  To this end, the members of the Compensation Committee have independently reviewed or have learned about the compensation practices from publicly available sources.  To the extent this information is shared with the full Compensation Committee or has been used by a particular member, it has been used as background information for providing a general understanding of current compensation practices.

Question 118.05 of the Staff's Compliance and Disclosure Interpretations distinguishes between compensation data about other companies utilized as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision from a more general purpose, such as obtaining a general understanding of current compensation practices.   The Compensation Committee has not used information about other companies’ practices to justify or provide the framework for its compensation decisions or to directly assess the comparability of the Company’s executive compensation.  Rather the information learned from public sources, along with their other experiences and work on the Compensation Committee, enables the members to make judgments as to the adequacy of Mediware’s compensation programs in achieving its compensation objectives.

We believe the Compensation Committee is able to determine that Mediware’s compensation is “competitive” without reliance on a comparative compensation analysis because we have utilized the term to mean that the compensation satisfies a goal of our compensation program of attracting and retaining qualified individuals.  Moreover, we do not think that our use of the term “competitive” and its derivatives in the CD&A implies that we have identified a peer group for compensation purposes.  Because we have not utilized comparative compensation information to set executive compensation, we believe that the CD&A as written complies with SEC rules as well as its supplemental guidance for the purposes of describing the actions and decisions of our Compensation Committee during the period described. In any CD&A we include in future filings, Mediware will discuss the material elements of named executive officer compensation and the material sources of information that provide the framework for the Compensation Committee’s compensation decisions or that are utilized by the Compensation Committee to assess the comparability of the Company’s executive compensation.  In particular, Mediware will identify any companies whose compensation practices were considered for benchmarking, creating a comparative framework or as a reference point.

Cash Bonus Compensation

2.
Although we note that as a small business issuer, you are not currently required to provide a CD&A, we are unable to concur with your assertion in response to prior comment 6 that disclosure of individual performance measures would be immaterial to an investor’s understanding of your compensation practices.  Please refer to SEC Release 34-54302A and note that any required CD&A must discuss with specificity how compensation determinations are made, including the specific items of corporate performance that are taken into account in establishing compensation programs and making compensation decisions.  Your existing disclosure fails to provide this information.  Your response letter and disclosure indicates that individual performance measures are among the parameters evaluated in determining compensation for your named executive officers.  We note that 20% of the company’s bonus payments are based on personal performance, and that Messrs. Damgaard and Williams received less than the 20% available for personal performance, while Messrs. Mann and Weber received the full amount.  In your response letter and with a view towards disclosure in future filings, specifically identify the personal performance measures on which this aspect of the executive compensation program was based, and discuss the reasons for the payouts on an individualized basis.

Individual performance goals for fiscal 2009 focused on broad business objectives.  These goals were not formulaic. The measurement of progress or achievement of these objectives was often subjective and required the members of the Compensation Committee to make individual judgments about the performance of the named executives.

Each named executive had several unique business goals on which his personal bonus performance was measured.  The key specific qualitative goals considered in evaluating the personal performance and contribution of Mr. Mann were the growth and management of the Company’s acquisition pipeline, the alignment of the Company’s business leaders with the Company’s growth programs, staff retention, improvement of employee satisfaction and the timely completion of the Company’s annual budgeting.  For Mr. Williams the key specific qualitative goals considered in evaluating personal performance and contribution were the financial valuation of the acquisition pipeline, the filing of regulatory documents, the improvement of travel policies and related cost efficiencies,  improved revenue growth with respect to a product line, the increase in employee satisfaction, the improvement of the Company’s aged accounts receivable and the development of a plan for quarterly manager financial reviews.  The key qualitative goals considered when evaluating the personal performance and contribution of  Mr. Damgaard were the achievement of quality reference sites for new product installations, revenue growth achievements relating to a product line, customer retention, the management of costs to budget and the deployment of  a customer satisfaction/loyalty program.  Finally, the specific performance goals considered for Mr. Weber were the review and analysis of potential acquisition targets, the completion of direct sales contracts in accordance with policy, the filing of regulatory documents, the reduction of legal expense and the ongoing review of strategic alternatives.

For each named executive, the Compensation Committee, with involvement from the chief executive, made a determination regarding the appropriate bonus payment in light of the achievements and the work yet to be done with respect to each of the identified items.  As noted, the determinations were generally based on subjective analysis and judgment rather than objective measures.    In Mr. Williams’ case, the chief executive and the Compensation Committee determined that the Company had not made sufficient progress on quarterly manager reviews or revenue growth for a product line.  In the case of Mr. Damgaard, the chief executive and the Compensation Committee determined that, while the Company did make progress due to Mr. Damgaard’s leadership, the Company did not make sufficient progress with respect to customer satisfaction, new reference sites for new products or revenue growth for a product line to achieve a full bonus.

In future filings that include a CD&A, Mediware will discuss individual performance measures that are material to an investor’s understanding of its compensation practices and discuss the reasons for the payouts on an individualized basis.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management

3.
We note your response to prior comment 11 and it appears that you took no affirmative steps to acquire the information from your significant shareholder pertaining to the shares held by Bares Capital Management.  As requested, please identify the natural person(s) who exercise sole or shared voting and dispositive powers over the shares held of record by Bares Capital Management, as required by Item 403(a) of Regulation S-K.

At the staff’s request, Mediware contacted Bares Capital Management to acquire any appropriate information from Bares Capital Management.  We were informed that Bares Capital Management believes that its filing was correct and complete.  The Schedule 13G of Bares Capital Management appears accurate on its face.  Mediware has no reason to believe that the reported information was incomplete, inaccurate or required amendment or that any natural person is required to be identified by Bares Capital Management in its Schedule 13G.  Instruction 3 of Item 403 of Regulation S-K permits reliance upon filed Schedule 13D and 13G information unless the registrant knows or has reason to believe reported information is not complete or accurate or that amendment is required.  Consequently, Mediware believes we have complied with the applicable requirements.

We believe the foregoing provides a complete response to the staff’s letter.  Please do not hesitate to contact me if you have any questions regarding this response.

Very truly yours,

/s/ T. Kelly Mann

T. Kelly Mann
Chief Executive Officer

Cc:	Robert C. Weber, Senior Vice President and Chief Legal Officer
Michael Martens, Chief Financial Officer
Robert Sanville, Compensation and Audit Committee Chairman
Roger Clark, Compensation and Audit Committee Member
Phillip Coelho, Compensation Committee Chairman
John Gorman, Audit Committee Member
Richard Greco, Former Compensation Committee Member